

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2014

Via E-mail
Joseph M. Rigby
Chairman, President and Chief Executive Officer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

> **Re:** **Pepco Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Response dated October 14, 2014**
> **File No. 1-31403**

Dear Mr. Rigby:

We have reviewed your response dated October 14, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 132

Notes to Consolidated Financial Statements, page 142

(2) Significant Accounting Policies, page 144

Reclassifications and Adjustments, page 152

1. We note your response to our prior comment 2 regarding your assessment of prior period errors and the related internal control over financial reporting implications. You state that six of the seven errors were the result of significant deficiencies in internal controls and one was the result of a deficiency. Please address the following:

- For each of the six-significant deficiencies and one control deficiency tell us the following: (a) the cause of the error or reason for the control failure (e.g. person performing control lacked the appropriate level of skill); (b) the year it was a deficiency or significant deficiency; (c) whether it was a design or operating deficiency; and (d) the COSO component to which the control deficiency relates.

- Discuss how you considered aggregation of deficiencies in each year.

- Please describe in greater detail how you considered the numerous deficiencies in evaluating the monitoring and risk assessment components of COSO. Specifically, we continue to question whether one or more deficiencies exist in the risk assessment or monitoring component that enabled the development of "transactional level control deficiencies" in each of the last three years and whether one or more such unidentified deficiencies represent a material weakness.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Jane K. Storero
        Vice President – Corporate Governance and Secretary